Exhibit (a)(5)(B)

FOR IMMEDIATE RELEASE

FLAMINGO MERGER SUB CORP. COMMENCES TENDER OFFER

FOR ALL SHARES OF AMERICAN PACIFIC CORPORATION

Previously Announced Offer Price of $46.50 per Share in Cash

MIAMI, FL, January 24, 2014 – Pursuant to the previously announced merger agreement entered into to acquire American Pacific Corporation (NASDAQ: APFC) (the “Company”), H.I.G. Capital, LLC (“H.I.G.”) today announced that Flamingo Merger Sub Corp. (“Purchaser”) has commenced a cash tender offer to acquire any and all of the outstanding shares of the Company’s common stock. Upon the successful completion of the tender offer, stockholders of the Company who tendered their shares in the tender offer will receive $46.50 per share, in cash, payable without interest and less any applicable withholding taxes. Purchaser and its parent company, Flamingo Parent Corp. (“Parent”), are affiliates of H.I.G.

On January 10, 2014, the Company announced that the Company, Parent and Purchaser had signed a definitive merger agreement pursuant to which the tender offer would be made. The Company’s board of directors has unanimously approved the terms of the merger agreement and the transactions contemplated thereby including the tender offer.

Parent and Purchaser are filing with the Securities and Exchange Commission (“SEC”) today a tender offer statement on Schedule TO, including an offer to purchase and related letter of transmittal, setting forth in detail the terms of the tender offer. Additionally, the Company will be filing with the SEC a solicitation/recommendation statement on Schedule 14D-9 setting forth in detail, among other things, the recommendation of the Company’s board of directors that the Company’s stockholders tender their shares in the tender offer.

The tender offer and withdrawal rights are scheduled to expire at midnight, New York City time, on February 24, 2014, unless the offer is extended or earlier terminated.

Pursuant to the merger agreement, upon completion of the tender offer and the satisfaction or waiver of all conditions, Purchaser will merge with and into the Company and all outstanding shares of the Company’s common stock, other than shares held by Parent, Purchaser or the Company or their respective subsidiaries or shares held by the Company’s stockholders who validly exercise appraisal rights under Delaware law, will be converted into the right to receive $46.50 per share, in cash, payable without interest and less any applicable withholding taxes. Upon completion of the transactions contemplated by the Merger Agreement the company will cease to be a public company.

About American Pacific Corporation

American Pacific Corporation is a leading custom manufacturer of fine chemicals and specialty chemicals within its focused markets. AMPAC supplies active pharmaceutical ingredients and advanced intermediates to the pharmaceutical industry. For the aerospace and defense industry, it provides specialty chemicals used in solid rocket motors for space launch and military missiles. AMPAC produces clean agent chemicals for the fire protection industry, as well as electro-chemical equipment for the water treatment industry. AMPAC’s products are designed to meet customer specifications and often must meet certain governmental and regulatory approvals. Additional information about AMPAC can be obtained by visit its web site at www.apfc.com.

About H.I.G.

H.I.G. is a leading global private equity investment firm with more than $13 billion of equity capital under management. Based in Miami, and with offices in Atlanta, Boston, Chicago, Dallas, New York, and San Francisco in the U.S., as well as international affiliate offices in London, Hamburg, Madrid, Paris, and Rio de

Janeiro, H.I.G. specializes in providing capital to small and medium-sized companies with attractive growth potential. H.I.G. invests in management-led buyouts and recapitalizations of profitable and well managed manufacturing or service businesses. Since its founding in 1993, H.I.G. has invested in and managed more than 200 companies worldwide. The firm’s current portfolio includes more than 50 companies. For more information, please refer to the H.I.G. website at www.higcapital.com.

Notice to Investors

This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of the Company’s common stock is being made pursuant to an offer to purchase and related materials that affiliates of H.I.G. have filed with the SEC. Affiliates of H.I.G. are filing a tender offer statement on Schedule TO with the SEC today in connection with the commencement of the offer, and the Company will be filing a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement contain important information that should be read carefully before making any decision to tender securities in the tender offer. These materials will be made available to the Company’s stockholders at no expense to them and may also be obtained by contacting the Company’s Investor Relations Department at 3883 Howard Hughes Parkway, suite 700, Las Vegas, Nevada 89169, telephone number (702) 699-4126 or by visiting investorrelations@apfc.com. All of these materials (and all other tender offer documents filed with the SEC) will also be made available at no charge at the SEC’s website (www.sec.gov).

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements with respect to the tender offer and related transactions, including the benefits expected from the acquisition and the expected timing of the completion of the transaction. When used in this press release, the words “can,” “will,” “intends,” “expects,” “is expected,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including uncertainties regarding the timing of the closing of the transaction, uncertainties as to the number of stockholders of the Company who may tender their stock in the tender offer, the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, and general economic and business conditions. Neither H.I.G. nor the Company assumes any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Factors that could cause actual results of the tender offer to differ materially include the following: the risk of failing to obtain any regulatory approvals or satisfy conditions to the transaction, the risk that the transaction will not close or that closing will be delayed, the risk that the Company’s businesses will suffer due to uncertainty related to the transaction, the competitive environment in the Company’s industry and competitive responses to the transaction as well as risk factors set forth above. Further information on factors that could affect the Company’s financial results is provided in documents filed by the Company with the SEC, including the Company’s recent filings on Form 10-Q and Form 10-K.